UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 21, 2018

CELGENE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-34912	22-2711928
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

86 Morris Avenue, Summit, New Jersey	07901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 673-9000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☑	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 21, 2018, Celgene Corporation, a Delaware corporation (“Celgene”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Juno Therapeutics, Inc., a Delaware corporation (“Juno”), and Blue Magpie Corporation, a Delaware corporation and a wholly-owned subsidiary of Celgene (“Purchaser”), pursuant to which, among other things, subject to the terms and conditions of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) for all of the outstanding shares of common stock of Juno Therapeutics, par value $0.0001 per share (the “Juno Shares”), at a purchase price of $87.00 per Juno Share, net to the seller in cash, subject to reduction for any applicable withholding taxes (the “Offer Price”). Following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Juno, with Juno surviving as a wholly-owned subsidiary of Celgene, pursuant to the procedures provided for under Section 251(h) of the Delaware General Corporation Law without any stockholder approvals (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Juno Share, other than any shares owned by (i) Juno (or held in its treasury), (ii) Celgene, Purchaser, or any other direct or indirect wholly owned subsidiary of Celgene, or (iii) any stockholders who are entitled to and who properly exercise and perfect appraisal rights under Delaware law (and have neither withdrawn nor lost their rights), will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest. The Celgene Board of Directors has, by unanimous vote, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Agreement, each outstanding unvested Juno stock option (“Option”), each outstanding award of Juno time-based restricted stock units (“RSUs”), and each outstanding award of Juno time-based restricted stock awards (“RSAs”), (i) if granted twelve (12) months or more prior to the Effective Time, will become vested pursuant to their respective terms or, if greater, with respect to 25% of the total number of Juno Shares subject to such award, (ii) if granted following the date of the Merger Agreement but prior to the Effective Time, will become vested pursuant to their respective terms or, if greater, with respect to 25% of the total number of Juno Shares subject to such award (the “Pre-Closing Non-Performance Awards”), or (iii) if granted less than twelve (12) months prior to the Effective Time (other than the Pre-Closing Non-Performance Awards), will become vested pursuant to their respective terms or, if greater, with respect to that number of Juno Shares subject thereto, such that, following such vesting, the award will be unvested with respect to that number of Juno Shares which would have become vested and resulted in the award being 100% vested had the holder of the award remained continuously employed for an additional twenty-four months following the Effective Time; provided, that, with respect to any awards referred to in subsections (i) and (iii) above, if, as of the 24-month anniversary of the Effective Time, any portion of such awards remains unvested, such unvested portion will become immediately vested on such 24-month anniversary date, provided that the employee has remained employed through such 24-month anniversary date. All such awards that become vested or that are otherwise vested as of immediately prior to the Offer Acceptance Time (as defined in the Merger Agreement) will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of Juno Shares subject to such vested award and (ii) the Offer Price (reduced by the applicable exercise price in the case of Juno options).

The Merger Agreement provides that Options, RSUs and RSAs that are outstanding immediately prior to the Offer Acceptance Time but unvested after giving effect to the vesting acceleration described above will be assumed by Celgene and will be subject to the same terms and conditions (except with respect to the vesting schedule), as applied to each such equity-based award immediately prior to the Effective Time, provided that the number of shares subject to such equity-based awards (and the exercise price in the case of the Options) will be adjusted based on the “Exchange Ratio.” The “Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Offer Price, by (ii) the volume weighted average price per share of Celgene’s common stock on the Nasdaq Stock Market for the fifteen consecutive trading days ending on the complete trading day immediately prior to the Offer Acceptance Time.

The Merger Agreement also provides that all Juno performance-based restricted stock units (“PSUs”) and all Juno performance-based restricted stock awards (“PSAs”) will vest as to 50% of the total number of PSUs or PSAs (as applicable) subject to such awards, and such vested portion will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) such 50% vested portion of the award, and (ii) the Offer Price. The remaining 50% of the PSUs and PSAs will be assumed by Celgene and will be subject to the same terms and conditions as were applicable to such awards immediately prior to the Offer Acceptance Time, provided that the number of shares subject to such equity-based awards (and the exercise price in the case of the Options) will be adjusted based on the Exchange Ratio, except that (i) 60% of such remaining award will vest on the one-year anniversary of the Effective Time and (ii) 40% of such remaining award will vest on the earlier of (A) the second anniversary of the Effective Time and (B) the first approval by the FDA of JCAR017.

Purchaser’s obligation to purchase Juno Shares validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction or waiver of customary closing conditions, including (i) that the number of Juno Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with Juno Shares then owned by Celgene, Purchaser and their respective direct and indirect wholly-owned subsidiaries, represents at least a majority of all then outstanding Juno Shares (not including Juno Shares tendered pursuant to guaranteed delivery procedures unless and until such Juno Shares are actually “received” in accordance with the terms of the Offer), (ii) Juno’s material compliance with its covenants and agreements contained in the Merger Agreement, (iii) there not having been a material adverse effect on Juno following the execution of the Merger Agreement, (iv) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) the absence of any law or order by any governmental authority that would make illegal or otherwise prohibit the acquisition of the Juno Shares pursuant to the Offer or the Merger, (vi) the accuracy of the representations and warranties of Juno contained in the Merger Agreement (subject to certain materiality and material adverse effect standards) and (vii) other customary conditions.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants obligating Juno to continue to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing (the “Pre-Closing Period”) and obligating Celgene and Juno to use reasonable best efforts to obtain required government approvals.

The Merger Agreement also includes covenants requiring Juno not to solicit, or engage in discussions with third parties relating to alternative acquisition proposals during the Pre-Closing Period, subject to certain exceptions consistent with fulfillment of certain fiduciary requirements of the Juno Board of Directors (the “Juno Board”) and, subject to certain exceptions, not to withdraw or withhold (or modify or qualify in a manner adverse to Celgene) the recommendation of the Juno Board that Juno stockholders tender their Juno Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains certain termination rights, including the right of either party to terminate the Merger Agreement if the Offer is not consummated on or before July 23, 2018 (subject to extension in certain circumstances), the right of Juno to terminate the Merger Agreement to accept a superior proposal for an alternative acquisition transaction (so long as Juno complies with certain notice and other requirements under the Merger Agreement) and the right of Celgene to terminate due to a change of recommendation by the Juno Board. Upon termination of the Merger Agreement by Juno or Celgene upon specified conditions, a termination fee of $300 million may be payable by Juno to Celgene. The Merger Agreement also provides that Celgene will be required to pay Juno a reverse termination fee of $600 million in the event that the Merger Agreement is terminated in certain circumstances where the conditions to the Offer related to approvals under the HSR Act have not been satisfied.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this report as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement and the above description thereof have been included to provide investors and stockholders with information regarding the terms of the agreement. They are not intended to provide any other factual information about Juno or Celgene or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Juno’ or Celgene’s public disclosures. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Juno or Celgene and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the U.S. Securities and Exchange Commission (the “SEC”).

Item 9.01 Financial Statements and Exhibits

d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of January 21, 2018, among Celgene Corporation, Blue Magpie Corporation and Juno Therapeutics, Inc.*

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Celgene hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Important Information

The tender offer described herein has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Juno. At the time the tender offer is commenced, Celgene and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Juno intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Celgene, Purchaser and Juno intend to mail these documents to the stockholders of Juno. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JUNO STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. STOCKHOLDERS OF JUNO WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) AND OTHER DOCUMENTS FILED BY JUNO, CELGENE OR PURCHASER WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of Celgene, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Juno into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CELGENE CORPORATION

Date: January 22, 2018	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President and
Chief Financial Officer (principal financial and accounting officer)